December 15, 2010	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER UPDATES MINERAL RESOURCE/RESERVE ESTIMATES AT THE GUANAJUATO MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR) is pleased to report that Scott Wilson Roscoe Postle Associates (“Scott Wilson RPA”), of Vancouver, B.C., has completed a NI 43-101 compliant mineral resource/reserve estimate on the Cata Clavo, Los Pozos, and Santa Margarita zones at the Company's wholly-owned Guanajuato Mine in Guanajuato, Mexico. The new Measured and Indicated mineral resource contains 5,450,000 ounces silver equivalent. Inferred mineral resources are estimated at 2,678,000 ounces silver equivalent (“Ag eq oz”). The Measured and Indicated mineral resources include 4,372,000 Ag eq oz categorized as Proven and Probable mineral reserves, using a cut-off grade of 185 g/t silver equivalent. This is the first time that NI 43-101 compliant reserves have been estimated for the Guanajuato Mine and is a positive step in confirming the long-term viability of this historic operation.

The new resource base represents a 53% increase over the previous resource estimate (for just the Cata Clavo; see news release June 30, 2009), even after deducting the production from that zone over the last year and a half. This demonstrates the Company’s ability to not only replace what is being mined, but to increase the resource base and extend the mine life with additional drilling. There were no compliant resources at Guanajuato when Great Panther purchased the property in 2005 and most of the more than 4,500,000 Ag eq oz that the Company has mined from Guanajuato since 2006 has come from non-compliant resources.

Mining of the three zones, Cata, Los Pozos, and Santa Margarita currently accounts for most of the Guanajuato metal production. Resource drilling is ongoing to delineate new resources and reserves on the upper and depth extensions of Los Pozos and the southeast strike extension of Santa Margarita but also includes Guanajuatito, Valenciana, San Telesforo, and the depth extensions of the Rayas Clavo, none of which are included in this resource estimation but which will be included in the 2011 update. In addition, drilling of the very promising San Ignacio project will continue through 2011 and will make a significant contribution to future resources for the Guanajuato Mine. As such, the resource base will continue to build at Guanajuato and it is the Company’s stated objective to delineate approximately 25-30 million Ag eq oz here by 2012.

For the year 2010, production from Guanajuato is estimated to be 1.02 million Ag oz and 6,720 Au oz (1.44 million Ag eq oz). The resource and reserve estimates, together with the significant potential of the ongoing drilling programs, positively support the achievement of the growth strategy objectives for Guanajuato.

Silver equivalent values were applied to computer generated block models in order to define the mineral resource. The mineral reserve cut-off value of 185g/t (6.0 oz/t) silver equivalent is the metal content contained in one tonne of ore for which the net revenue (net of smelter and refining costs) is equal to the average full operating costs to mine and process one tonne of ore. Scott Wilson RPA used medium term projected metal prices of US$17.67/oz Ag and US$1150/oz Au (relative price ratio of 65 gold to 1 silver), 2010 concentrate sales contract terms, and typical plant performance metal recoveries and concentrate grades to calculate the net value. Total operating costs at Guanajuato, including mining, milling, and general and administration costs, are currently US$85/tonne. Experience gained from mining the veins by the cut-and-fill mining method and the upward trend in metal prices, determined that the appropriate cut-off value for defining mineral resources at Guanajuato be set at 136g/t (4.3oz/t) silver equivalent. The use of a lower cut-off for resources reflects the less stringent guidelines for resources versus reserves.

Based upon these parameters, the Measured and Indicated mineral resource contains 5,450,000 Ag eq oz including 2,495,000 Ag eq oz in the Measured category and 2,956,000 Ag eq oz in the Indicated category. Inferred resources are estimated at 2,678,000 Ag eq oz. Of the Measured and Indicated mineral resource, 4,372,000 Ag eq oz is classified as Proven and Probable mineral reserve, using a cutoff of 185g/t silver equivalent. The Proven mineral reserve is estimated at 1,935,000 Ag eq oz, while the Probable mineral reserve is estimated at 2,438,000 Ag eq oz. Breakdowns for silver and gold can be found in the tables below.

The mineral resource estimate for Guanajuato was prepared using block models constrained by 3D wireframes of the principal mineralized zones. Separate block models, comprising arrays of 2.5 by 2.5 by 2.5 meter blocks, were constructed for each of the Cata, Los Pozos, and Santa Margarita zones. Grades for gold and silver were interpolated into the blocks using Inverse Distance Cubed (ID3) weighting. Block model graphics, maps, sections and previous news releases can be viewed on the Company’s website at www.greatpanther.com. The samples consisted of diamond drill and production chip samples. Scott Wilson RPA capped high gold and silver grades at a range of levels depending on the zone and the type of sample (drill hole or chip). The estimates were classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves, and as such, are consistent with the requirements of NI 43-101. The estimate was prepared using GEMS software (Gemcom), which is a commercially available package, commonly used in the industry.

The Cata Clavo is separated into four zones, namely, the Veta Madre, Alto 1, Alto 1a and Alto 2. The upper limit of the main Veta Madre zone is set at the floor of the 460 metre level as it has been extensively mined out above this level. Mining of the three higher grade Alto zones is underway using a modified mining plan. The mineralized zones used in the resource represent an approximate 100 metre vertical height and a strike length of approximately 150 metres. The Los Pozos zone is a downward tapering zone of 30-90 metres strike length and widths to 12 metres. The mineral resource estimate is from the 390 level up to the bottom of the 270 level sill pillar. The Santa Margarita is separated into four zones, namely the HW stockwork, Breccia, FW A, and FW B. The mineral resource estimate was calculated from below the floor of the 390 level to the 600 level along a strike length of more than 200 metres.

The Veta Madre (at Cata and Los Pozos areas) and the Cata Alto 1 zone are complex quartz dominated stockwork and breccia zones of pyrite and argentite mineralization with argillic and propylitic alteration in the footwall shale. Footwall to the Veta Madre is a barren silica breccia with large angular shale fragments. The Alto 1a, and Alto 2 zones are silica rich brecciated zones within a hanging-wall diorite dyke. The Santa Margarita zones in the Rayas area are silica rich brecciated hanging wall conglomerates, andesite and La Sirena quartz porphyry intrusive. All zones strike generally NW-SE and dip 45 degrees southwest.

Measured, Indicated and Inferred mineral resources in the three areas were estimated by Dave Rennie, P.Eng, a Principal Geologist for Scott Wilson RPA, and the Proven and Probable mineral reserves were estimated by R. Dennis Bergen, P. Eng, Associate Principal Mining Engineer for Scott Wilson RPA. Both are independent of Great Panther as per the criteria set out in NI43-101. The Mineral Reserves and Mineral Resources estimates are tabulated below:

October 31 2010 Proven Mineral Reserves
	Tonnage	AU	AU	AG	AG	AgEq
Zone	Kt	g/t	oz	g/t	oz	oz
Cata - Madre	44.0	1.28	1,800	344	486,000	603,000
Cata - Alto 1	30.5	2.21	2,170	296	290,000	431,000
Pozos	65.4	1.29	2,720	309	650,000	827,000
Santa Margarita BX	7.3	4.47	1,050	21	5,000	73,000
Total Proven	147.0	1.64	7,740	303	1,431,000	1,935,000

October 31 2010 Probable Mineral Reserves
Zone	Tonnage	AU	AU	AG	AG	AgEq
	Kt	g/t	oz	g/t	oz	oz
Cata - Madre	2.1	0.91	60	187	13,000	17,000
Cata - Alto 1	21.6	1.02	710	225	156,000	202,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	68.6	1.03	2,280	262	577,000	725,000
Santa Margarita BX	30.4	6.69	6,540	15	15,000	441,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Probable	173.2	2.66	14,790	265	1,475,000	2,438,000

Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

October 31 2010 Proven & Probable Mineral Reserves

Zone	Tonnage	AU	AU	AG	AG	AgEq
	Kt	g/t	oz	g/t	oz	oz
Cata - Madre	46.1	1.25	1,860	337	499,000	620,000
Cata - Alto 1	52.1	1.72	2,880	266	446,000	633,000
Cata - Alto 1a	21.6	2.49	1,730	605	420,000	533,000
Cata - Alto 2	12.3	2.33	920	721	285,000	345,000
Pozos	134.0	1.16	5,000	285	1,227,000	1,552,000
Santa Margarita BX	37.7	6.26	7,590	17	20,000	514,000
Santa Margarita FWSTK	16.6	4.80	2,560	19	10,000	177,000
Total Proven & Probable	320.2	2.19	22,530	282	2,906,000	4,372,000

Notes

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 185 g/t AgEQ.
3.	Mineral Reserves are estimated using an average gold price of US$1150 per ounce and an average silver price of US$17.67 per ounce.
4.	The minimum mining width is 1.5 metres.
5.	Bulk density is 2.65 t/m3.
6.	Numbers may not add due to rounding.

		Au g/t	Ag g/t
Cata/Alto dilution	20%	0.30	80
Cata extraction	80%
Alto extraction	85%
Pozos dilution	15%	0.30	80
Pozos extraction	85%
Santa Margarita dilution	20%	1.00	10
Santa Margarita extraction	90%

October 31, 2010 Measured Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	34.7	2.65	91.9	1.71	5,050	338	999,000	1,330,000
Los Pozos	32.7	2.65	86.7	1.27	3,540	303	844,000	1,070,000
Santa Margarita	3.47	2.65	9.20	4.43	1,310	22.0	6,520	92,000
Total	70.8	2.65	188	1.64	9,910	306	1,850,000	2,495,000

October 31, 2010 Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	26.3	2.65	211	2.55	4,150	474	1,060,000	1,330,000
Los Pozos	34.7	2.65	91.8	0.98	2,900	252	743,000	932,000
Santa Margarita	18.8	2.65	49.8	6.42	10,300	18.9	30,300	701,000
Total	79.7	2.65	211	2.55	17,300	270	1,830,000	2,956,000

October 31, 2010 Measured and Indicated Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata	60.9	2.65	161	1.77	9,210	397	2,060,000	2,660,000
Los Pozos	67.4	2.65	178	1.12	6,440	277	1,590,000	2,010,000
Santa Margarita	22.2	2.65	59.0	6.11	11,600	19.4	36,800	792,000
Total	150.5	2.65	399	2.12	27,200	287	3,680,000	5,450,000

October 31, 2010 Inferred Mineral Resource
Zone	Volume	Density	Tonnage	Au	Au	Ag	Ag	Ag Eq
	(K m3)	(t/m3)	(Kt)	(g/t)	(oz)	(g/t)	(oz)	(oz)

Cata
Los Pozos	2.53	2.65	6.70	0.53	113	149	32,200	40,000
Santa Margarita	77.6	2.65	206	4.52	29,900	105	694,000	2,640,000
Total	80.1	2.65	212	4.39	30,000	106	726,000	2,678,000

1.	CIM definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 136 g/t AgEq.
3.	Mineral Resources are estimated using an average gold price of US$1150 per ounce and an average silver price of US$17.67 per ounce.
4.	The nominal minimum width is 1.0 metres.
5.	Bulk density is 2.65 t/m3 .
6.	Totals may not agree due to rounding.
7.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1. Equivalence for reporting in the table above is 65.08:1.

Both drill core and underground chip samples were assayed independently by SGS at the Company’s Guanajuato Mine site laboratory. Aspects relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments.

Great Panther owns a 100% interest in the Guanajuato Mine Complex. Historically, the Guanajuato Mine was one of the largest silver producers in Mexico and encompasses the core of the Guanajuato District, which has produced 1.2 billion ounces of silver and 4.5 million ounces gold.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.